As filed with the Securities and Exchange Commission on December 19, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EURONET WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-2806888
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

4601 College Boulevard, Suite 300

Leawood, Kansas 66211

(913) 327-4200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

CT Corporation System

Corporation Trust Center

1209 Orange Street

City of Wilmington, County of New Castle

Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jeffrey B. Newman Executive Vice President and General Counsel Euronet Worldwide, Inc. 120 avenue Charles de Gaulle 92200 Neuilly-sur-Seine France	Gerald P. McCartin Hunton & Williams LLP 1751 Pinnacle Drive Suite 1700, Tysons Corner McLean, Virginia 22102 (757) 714-7400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, par value $0.02 per share (3)	5,391,419	$17.06	$91,977,609.00	$7,441.00

(1)	This registration statement registers 1,774,411 shares of issued common stock and 3,617,008 shares of common stock issuable upon the exercise of certain rights of the selling stockholders, pursuant to the agreements with the selling stockholders and at the option of the registrant described in the prospectus that is a part of this registration statement. Pursuant to Rule 416 of the Securities Act of 1933, this registration statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of determining the registration fee in accordance with to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices for the common stock on the Nasdaq National Market on December 16, 2003.

(3)	Includes associated stock purchase rights. Prior to the occurrence of certain events, the stock purchase rights will not be evidenced separately from the common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2003

Euronet Worldwide, Inc.

Common Stock

This prospectus relates to 5,391,419 shares of our common stock (1) that we issued in connection with our acquisition of transact Elektronische Zahlungssysteme GmbH, or that may be issued to its former shareholders, at our option, as part of a future “earn out” payment described more fully in this prospectus under the heading “The Selling Stockholders” and (2) that we issued to Fletcher International, Ltd., who provided the financing for this acquisition, or that may be issued upon the exercise of certain additional investment rights that we granted to Fletcher International, Ltd., or upon the occurrence of certain events, as provided in our agreement with Fletcher. These shares of common stock include preferred stock purchase rights attached to the common stock under our stockholder rights plan. The stockholders named in this prospectus under the heading “The Selling Stockholders” may offer and sell these shares of common stock from time to time.

The selling stockholders or their pledgees, donees, transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 18 for a further description of how the selling stockholders may dispose of the shares covered by this prospectus.

We will not receive any of the proceeds from sales of common stock made by the selling stockholders pursuant to this prospectus, but we may receive the exercise price if Fletcher exercises its additional investment rights to obtain additional shares of common stock.

Our common stock is listed on The Nasdaq National Market under the symbol “EEFT.” On December 18, 2003, the last reported sale price of our common stock prior to the date of this prospectus was $17.44 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 for certain risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2003.

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About This Prospectus

This prospectus is part of a resale registration statement. The selling stockholders may sell some or all of their shares in one or more transactions from time to time.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as the information we file with the SEC and incorporate by reference in this prospectus, is accurate only as of the date of the documents containing the information.

Forward-Looking Statements

We have included in this prospectus, and in the documents incorporated by reference in this prospectus, statements containing “forward-looking information,” as defined by the Private Securities Litigation Reform Act of 1995. Examples of statements containing forward-looking information that we make or incorporate by reference in this prospectus include, but are not limited to, statements regarding our expectations, beliefs, plans, goals, objectives and future financial or other performance. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. Any statement containing forward-looking information speaks only as of the date on which it is made. Except to fulfill our obligations under the United States securities laws, we do not undertake to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

Our actual results may vary materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in “Risk Factors.” These and other risks are also described in our periodic filings with the SEC, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003. Copies of these filings may be obtained by contacting us or the SEC.

Although we believe that the assumptions underlying the forward-looking statements contained or incorporated by reference in this prospectus are reasonable, any of the assumptions could be inaccurate. Therefore we cannot give you any assurance that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus, you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or our objectives and plans will be achieved.

Euronet Worldwide, Inc.

We are a leading provider of secure electronic financial transaction solutions. We provide financial payment middleware, financial network gateways, outsourcing, and consulting services to financial institutions, retailers and mobile phone operators. As of September 30, 2003, we processed transactions for a network of 3,254 automated teller machines (ATMs) across Europe and India. Through our software subsidiary, Euronet USA, Inc., we offer a suite of integrated electronic fund transfer (EFT) software solutions for electronic payment and transaction delivery systems. We provide comprehensive electronic payment solutions consisting of ATM network participation, outsourced ATM management solutions, electronic recharge services (for prepaid mobile airtime) and integrated EFT software solutions. Through our wholly-owned subsidiaries, we operate a network of point-of-sale (POS) terminals providing electronic processing of prepaid mobile phone airtime (“top-up”) services in the U.K., Australia, New Zealand, Ireland, Poland, the United States and Germany. Our principal customers are banks, mobile phone operators and retailers that require electronic financial transaction processing services. Our solutions are used in more than 60 countries around the world. We have eight offices in Europe, two in the United States and one each in India, Indonesia, Egypt and Australia.

Recent Developments

Acquisition of transact Elektronische Zahlungssysteme GmbH. On November 25, 2003, we purchased 100% of the shares of transact Elektronische Zahlungssysteme GmbH, which we refer to in this prospectus as “Transact,” a company based in Germany. The transfer of the Transact shares to our company is staged, with 96% of the Transact shares transferred at closing and the remaining 4% transferred upon payment by us on January 14, 2005 of the “earn out” payment described below. Transact, which was founded in 1996, specializes in payment processing services and software for electronic financial transactions and prepaid mobile phone transactions on POS terminals, as well as retailer till systems. Additionally, Transact offers a line of proprietary general packet radio system (GPRS) based products, including POS terminals. Transact currently supports mobile phone top-up purchases at more than 8,000 of their installed base of over 20,000 POS terminals in approximately 18,500 retail locations.

We paid €15.0 million (approximately $17.8 million as of November 25, 2003) in cash and issued 643,048 shares of our common stock for the Transact shares. In addition, an earn out payment is to be paid on January 14, 2005, which we anticipate will be between $20.0 million and $30.0 million. The earn out payment will be calculated based on Transact’s earnings for the third quarter of 2004 and is described more fully below under “The Selling Stockholders.”

Private Placement of our Shares with Fletcher International, Ltd. To finance the Transact acquisition, we privately placed 1,131,363 shares of our common stock with Fletcher International, Ltd., an accredited institutional investor, which we refer to in this prospectus as “Fletcher,” and received proceeds of $20.0 million. In addition, we granted Fletcher certain “additional investment rights” entitling Fletcher to purchase up to an additional $16.0 million in value of our common stock at any time during the 15-month period beginning March 19, 2004, which period may be extended under certain circumstances. Fletcher’s additional investment rights are described more fully below under “The Selling Stockholders.”

Risk Factors

You should consider carefully the following risk factors in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or a part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

We have incurred net losses for almost all of our operating history. We may continue to generate net losses for the foreseeable future while we concentrate on expansion of our business.

For the year ended December 31, 2002, we had net losses of approximately $6.5 million and for the nine months ended September 30, 2003, excluding the one-time gain of $18.0 million from the sale of our U.K. subsidiary on January 17, 2003, we had net losses of approximately $4.0 million. For the year ended December 31, 2001, we had net income of approximately $0.7 million and for the years ended 2000 and 1999, we had net losses of approximately $49.6 million and $30.9 million, respectively. Also excluding the $18.0 million gain, this results in an aggregate net loss of approximately $90.3 million for the period January 1, 1999 through September 30, 2003. We may experience operating losses again while we continue to concentrate on expansion of our business and increasing our market share. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements.

We have substantial indebtedness, and we will need a substantial increase in cash flows to continue to be able to meet our debt service obligations.

We have substantial indebtedness. As of September 30, 2003 and December 31, 2002, our total liabilities were approximately $176.1 million and $60.4 million, respectively, and our total assets were approximately $218.4 million and $66.7 million, respectively. We incurred this indebtedness in part as a result of our issuance of certain 12 3/8 % Senior Discount Notes that fall due on July 1, 2006. Interest payments under these notes became due beginning on January 1, 2003.

We will be required to refinance a portion of our debt to ensure that we are able to repay such debt on a timely basis. In addition, if the opportunity of a strategic acquisition arises or if we enter into new contracts that require the installation or servicing of ATM machines on a faster pace than anticipated, we may require additional financing for these purposes and to fund our working capital needs. This additional financing may be in the form of additional indebtedness that would increase our overall leverage.

The level of our indebtedness could have important consequences to investors, including the following:

•	we must substantially increase our net cash flow to meet our debt service obligations and to fund adequately our planned capital expenditures and operations,

•	our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited or financing may be unavailable,

•	a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business,

•	our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, and

•	our high degree of indebtedness will make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

In addition, if we fail to make required debt payments, or if we fail to comply with other covenants in our debt service agreements, we would be in default under the terms of these agreements. This would permit the holders of the indebtedness to accelerate repayment of this debt and could cause defaults under other indebtedness that we have.

Our business may suffer from risks related to our recent acquisitions and potential future acquisitions.

We cannot assure you that we will be able successfully to integrate our recent acquisitions, including the Transact acquisition and our acquisition of e-pay in February 2003, or any future acquisitions, which could aversely impact our long-term competitiveness and profitability. The integration of our recent acquisitions and any future acquisitions will involve a number of risks that could harm our financial condition, results of operations and competitive position. In particular:

•	our integration plan for our recent acquisitions assumes benefits based on analyses that involve assumptions as to future events, including leveraging our existing relationships with mobile phone operators and retailers, as well as general business and industry conditions, many of which are beyond our control and may not materialize. Unforeseen factors may offset components of our integration plan in whole or in part. As a result, our actual results may vary considerably, or be considerably delayed, compared to our estimates,

•	the integration process could disrupt the activities of the businesses that are being combined. The combination of companies requires, among other things, coordination of administrative and other functions. In addition, the loss of key employees, customers or vendors of acquired businesses could materially and adversely impact the integration of the acquired business,

•	the execution of our integration plans may divert the attention of our management from operating our business, and

•	we may assume unanticipated liabilities and contingencies.

Future acquisitions may be effected through the issuance of our common stock, or securities convertible into our common stock, which could substantially dilute the ownership percentage of our current stockholders. In addition, shares issued in connection with future acquisitions could be publicly tradeable, which could result in a material decrease in the market price of our common stock.

A lack of business opportunities or financial resources may impede our ability to continue to expand at desired levels, and our failure to expand operations could have an adverse impact on our financial condition.

Our expansion plans and opportunities are focused on three separate areas: (1) our network of owned and operated ATMs; (2) outsourced ATM management contracts; and (3) our prepaid mobile phone airtime services.

The continued expansion and development of our ATM business will depend on various factors including the following:

•	the demand for our ATM services in our current target markets,

•	the ability to locate appropriate ATM sites and obtain necessary approvals for the installation of ATMs,

•	the ability to install ATMs in an efficient and timely manner,

•	the expansion of our business into new countries as currently planned,

•	entering into additional card acceptance and ATM management agreements with banks,

•	the ability to obtain sufficient numbers of ATMs on a timely basis, and

•	the availability of financing for the expansion.

We carefully monitor the growth of our ATM networks in each of our markets, and we accelerate or delay our expansion plans depending on local market conditions such as variations in the transaction fees we receive, competition, overall trends in ATM-transaction levels and performance of individual ATMs.

We cannot predict the increase or decrease in the number of ATMs we manage under outsourcing agreements, because this depends largely on the willingness of banks to enter into outsourcing contracts with us. Banks are very deliberate in negotiating these agreements and the process of negotiating and signing outsourcing agreements typically takes six to twelve months or longer. Moreover, banks evaluate a wide range of matters when deciding to choose an outsource vender and generally this decision is subject to extensive management analysis and approvals. The process is exacerbated by the legal and regulatory considerations of local countries as well as local language complexities. These agreements tend to cover large numbers of ATMs, so significant increases and decreases in our pool of managed ATMs could result from signature or termination of these management contracts. In this regard, the timing of both current and new contract revenues is uncertain and unpredictable.

We currently offer prepaid mobile phone top-up services in the U.K., Australia, New Zealand, Ireland, Poland, the United States and, with the acquisition of Transact, Germany. We plan to expand our top-up business in these and other markets by taking advantage of our existing relationships with mobile phone operators and retailers. This expansion will depend on various factors, including the following:

•	the ability to negotiate new agreements in these markets with mobile phone operators and retailers,

•	the continuation of the trend of increased use of electronic prepaid airtime among mobile phone users,

•	the development of mobile phone networks in these markets and the increase in the number of mobile phone users, and

•	the availability of financing for the expansion.

In addition, our continued expansion may involve acquisitions that could divert our resources and management time and require integration of new assets with our existing networks and services. Our ability to manage our rapid expansion effectively will require us eventually to expand our operating systems and employee base. An inability to do this could have a material adverse effect on our business, growth, financial condition or results of operations.

We are subject to business cycles and other outside factors that may negatively affect mobile phone operators, retailers and our customers.

A recessionary economic environment or other outside factors could have a negative impact on mobile phone operators, retailers and our customers, which could, in turn, negatively impact our financial results. If mobile phone operators experience decreased demand for their products and services or if the retail locations where we provide POS top-up services decrease in number, we will process fewer transactions, resulting in lower revenue. In addition, a recessionary economic environment could result in a higher rate of bankruptcy filings by mobile phone operators, retailers and our customers, which will have a negative impact on our business.

Our prepaid mobile airtime top-up business may be susceptible to fraud occurring at the retailer level.

We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to mobile phone operators. In the event a retailer does not transfer to us payments that it receives for mobile phone airtime, we are responsible to the mobile phone operator for the cost of the airtime credited to the customer’s mobile phone. Although, in certain circumstances, we maintain insurance polices and take other precautions to mitigate this risk, we can provide no assurance that retailer fraud will not increase in the future or that any proceeds we receive under our insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Because we typically enter into short-term contracts with mobile phone operators and retailers, our top-up business is subject to the risk of non-renewal of those contracts.

Our contracts with mobile phone operators to process prepaid mobile phone airtime recharge services typically have terms of two years or less. Many of those contracts may be canceled by either party upon three months’ notice. Our contracts with mobile phone operators are not exclusive, so these operators may enter into top-up contracts with other service providers. In addition, our top-up service contracts with major retailers typically have terms of one to two years and our contracts with smaller retailers typically may be canceled by either party upon three months’ notice. The cancellation or non-renewal of one or more of our significant mobile phone operator or retail contracts, or of a large enough group of our contracts with smaller retailers, could have a material adverse effect on our business, financial condition and results of operations. Commission revenue or fee reductions by any of the mobile phone operators could also have a material adverse effect on our business, financial condition or results of operations.

In the U.S. certain processes we employ may be subject to patent protection by other parties.

We have commenced prepaid processing operations in the U.S. The contribution of these operations to our financial results is currently insignificant, but we hope to expand this business rapidly. In the U.S., patent protection legislation permits the protection of processes. We employ certain processes in the U.S. that have been used in the industry by other parties for many years, and which we and other companies using the same or similar processes consider to be in the public domain. However, we are aware that certain parties believe they hold patents that cover some of the processes employed in the prepaid processing industry in the U.S. The question whether a process is in the public domain is a legal determination, and if this issue is litigated we cannot be certain of the outcome of any such litigation. If a person were to assert that it holds a patent covering any of the processes we use, we would be required to defend ourselves against such claim and if unsuccessful, would be required to either modify our processes or pay license fees for the use of such processes. This could materially and adversely affect our U.S. prepaid processing business and could result in our reconsidering the rate of expansion of this business in the U.S.

The level of transactions on our ATM and prepaid processing networks is subject to substantial seasonal variation, which may cause our quarterly results to fluctuate materially and create volatility in the price of our shares.

Our experience is that the level of transactions on our networks is subject to substantial seasonal variation. Transaction levels have consistently been much higher in the last quarter of the year due to increased use of ATMs and prepaid top ups during the holiday season. The level of transactions drops in the first quarter, during which transaction levels are generally the lowest we experience during the year. Since revenues of the EFT Processing Services and Prepaid Processing Services Segments are primarily transaction-based, these segments are directly affected by this cyclicality. As a result of these seasonal variations, our quarterly operating results may fluctuate materially and could lead to volatility in the price of our shares.

The stability and growth of our ATM business depend on maintaining our current card acceptance and ATM management agreements with banks and international card organizations, and on securing new arrangements for card acceptance and ATM management.

The stability and future growth of our ATM business depend in part on our ability to sign card acceptance and ATM management agreements with banks and international card organizations. Card acceptance agreements allow our ATMs to accept credit and debit cards issued by banks and international card organizations. ATM management agreements generate service income from our management of ATMs for banks. These agreements are the primary source of our ATM business.

These agreements have expiration dates and banks and international card organizations are generally not obligated to renew them. In some cases, banks may terminate their contracts prior to the expiration of their terms. We cannot assure you that we will be able to continue to sign or maintain these agreements on terms and conditions acceptable to us or that international card organizations will continue to permit our ATMs to accept their credit and debit cards. The inability to continue to sign or maintain these agreements, or to continue to accept the credit and debit cards of local banks and international card organizations at our ATMs in the future, could have a material adverse effect on our business, growth, financial condition or results of operations.

Retaining the founders of our company, and of e-pay and Transact, and finding and retaining qualified personnel in Europe are essential to our continued success.

Our strategy and its implementation depend in large part on the founders of our company, in particular Michael Brown and Daniel Henry, and their continued involvement in Euronet in the future. In addition, the success of the expansion of e-pay’s and Transact’s businesses depends in large part upon the retention of e-pay’s founders, Paul Althasen and John Gardiner, and Transact’s founders, Bernd Artinger and Jürgen Platt, respectively. Our success also depends in part on our ability to hire and retain highly skilled and qualified management, operating, marketing, financial and technical personnel. The competition for qualified personnel in Central Europe and the other markets where we conduct our business is intense and, accordingly, we cannot assure you that we will be able to continue to hire or retain the required personnel.

Our officers and some of our key personnel have entered into service or employment agreements containing non-competition, non-disclosure and non-solicitation covenants and providing for the granting of incentive stock options with long-term vesting requirements. However, most of these contracts do not guarantee that these individuals will continue their employment with us. The loss of our key personnel could have a material adverse effect on our business, growth, financial condition or results of operations.

Our operating results depend in part on the volume of transactions on ATMs in our network and the fees we can collect from processing these transactions.

Transaction fees from banks and international card organizations for transactions processed on our ATMs have historically accounted for a substantial majority of our revenues. Although we are less dependent on these fees due to our acquisition of e-pay, the future operating results of our ATM business depend on the following factors:

•	the increased issuance of credit and debit cards,

•	the increased acceptance of our ATM processing and management services in our target markets,

•	the maintenance of the level of transaction fees we receive,

•	the installation of larger numbers of ATMs, and

•	the continued use of our ATMs by credit and debit cardholders.

Although we believe that the volume of transactions in developing countries will tend to increase due to growth in the number of cards being issued by banks in these markets, we anticipate that transaction levels on any given ATM in developing markets will not increase significantly. We can improve the levels of transactions on our ATM network overall by acquiring good sites for our ATMs, eliminating poor locations, entering new less-developed markets and adding new transactions to the sets of transactions that are available on our ATMs. However, we may not be successful in materially increasing transaction levels through these measures.

Developments in electronic financial transactions, such as the increased use of debit cards by customers and pass-through of ATM transaction fees by banks to customers, or in the mobile phone industry, could materially reduce ATM transaction levels and our revenues.

Certain developments in the field of electronic financial transactions may reduce the amount of cash that individuals need on a daily basis, including the promotion by international card organizations and banks of the use of bank debit cards for transactions of small amounts. These developments may reduce the transaction levels that we experience on our ATMs in the markets where they occur. Banks also could elect to pass through to their customers all, or a large part of, the fees we charge for transactions on our ATMs. This would increase the cost of using our ATM machines to the banks’ customers, which may cause a decline in the use of our ATM machines and, thus, have an adverse effect on revenues. If transaction levels over our existing ATM network do not increase, growth in our revenues will depend primarily on rolling out ATMs at new sites and developing new markets, which requires capital investment and resources and reduces the margin we realize from our revenues.

The mobile phone industry is a rapidly evolving area, in which technological developments, in particular the development of new methods or services, may affect the demand for other services in a dramatic way. The development of any new technology that reduces the need or demand for prepaid mobile phone time could materially and adversely affect our business.

We generally have little control over the ATM transaction fees established in the markets where we operate, and therefore cannot control any potential reductions in these fees.

The amount of fees we receive per transaction is set in various ways in the markets in which we do business. We have card acceptance agreements or ATM management agreements with some banks under which fees are set. However, we derive the bulk of our revenues in most markets from “interchange fees” that are set by the central ATM processing switch. The banks that participate in these switches set the interchange fee, and we are not in a position in any market to influence greatly these fees, which may increase or decrease over time. A significant decrease in the interchange fee in any market could adversely affect our results in that market.

In some cases, we are dependent upon international card organizations and national transaction processing switches to provide assistance in obtaining settlement from card issuers of funds relating to transactions on our ATMs.

Our ATMs dispense cash relating to transactions on credit and debit cards issued by banks. We have in place arrangements for the settlement to us of all of those transactions, but in some cases we do not have a direct relationship with the card-issuing bank and rely for settlement on the application of rules that are administered by international card associations (such as Visa or MasterCard) or national transaction processing switches. If a bank fails to settle transactions in accordance with those rules, we are dependent upon cooperation from such organizations or switches to enforce our right of settlement against such banks. Failure by such organizations or switches to provide the required cooperation could result in our inability to obtain settlement of funds relating to transactions and adversely affect our business.

We derive a significant amount of revenue in our business from service contracts signed with financial institutions to own and/or operate their ATM machines.

Certain contracts have been and, in the future, may be terminated by the financial institution resulting in a substantial reduction in revenue. Contract termination payments, if any, may be inadequate to replace revenues and operating income associated with these contracts.

Because our business is highly dependent on the proper operation of our computer network and telecommunications connections, significant technical disruptions to these systems would adversely affect our revenues and financial results.

Our business involves the operation and maintenance of a sophisticated computer network and telecommunications connections with banks, financial institutions, mobile operators and retailers. This, in turn, requires the maintenance of computer equipment and infrastructure, including telecommunications and electrical systems, and the integration and enhancement of complex software applications. There are operational risks inherent in this type of business that can result in the temporary shutdown of part or all of our processing systems, such as failure of electrical supply, failure of computer hardware and software errors. Excluding our German ATMs, we operate all of our ATMs through our processing centers in Budapest, Hungary and Mumbai, India, and any operational problem in these centers may have a significant adverse impact on the operation of our network generally. In addition, we operate all of our top-up services through our processing center in the U.K., and any operational problem there could have a significant adverse impact on the operation of our top-up network.

We employ experienced operations and computer development staff and have created redundancies and procedures in our processing centers to decrease these risks. However, these risks cannot be eliminated entirely. Any technical failure that prevents operation of our systems for a significant period of time will prevent us from processing transactions during that period of time and will directly and adversely affect our revenues and financial results.

We have the risk of liability for fraudulent bankcard and other card transactions involving a breach in our security systems, as well as for ATM theft and vandalism.

We capture, transmit, handle and store sensitive information in conducting and managing electronic, financial and mobile transactions, such as card information and PIN numbers. These businesses involve certain inherent security risks, in particular the risk of electronic interception and theft of the information for use in fraudulent card transactions. We incorporate industry-standard encryption technology and processing methodology into our systems and software to maintain high levels of security. Although this technology and methodology decrease security risks, they cannot be eliminated entirely, as criminal elements apply increasingly sophisticated technology to attempt to obtain unauthorized access to the information handled by ATM and electronic financial transaction networks.

Any breach in our security systems could result in the perpetration of fraudulent financial transactions for which we may be found liable. We are insured against various risks, including theft and negligence, but our insurance coverage is subject to deductibles, exclusions and limitations that may leave us bearing some or all of any losses arising from security breaches.

In addition to electronic fraud issues, the possible theft and vandalism of ATMs present risks for our ATM business. We install ATMs at high-traffic sites and consequently our ATMs are exposed to theft and vandalism. Although we are insured against these risks, exclusions or limitations in our insurance coverage may leave us bearing some or all of any loss arising from theft or vandalism of ATMs.

We are required under German law and the rules of financial transaction switching networks in all of our markets to have “sponsors” to operate ATMs and switch ATM transactions. Our failure to secure “sponsor” arrangements in any market could prevent us from doing business in that market.

Under German law, only a licensed financial institution may operate ATMs, and we are therefore required to have a “sponsor” bank to conduct our German ATM operations. In addition, in all of our markets, our ATMs are connected to national financial transaction switching networks owned or operated by banks, and to other international financial transaction switching networks operated by organizations such as Citibank, Visa and MasterCard. The rules governing these switching networks require any company sending transactions through these switches to be a bank or a technical service processor that is approved and monitored by a bank. As a result, the operation of our ATM network in all of our markets depends on our ability to secure these “sponsor”-type arrangements with financial institutions.

To date, we have been successful in reaching contractual arrangements that have permitted us to operate in all of our target markets. However, we cannot assure you that we will continue to be successful in reaching these arrangements, and it is possible that our current arrangements will not continue to be renewed.

Our competition in the EFT Processing Services Segment and Prepaid Processing Services Segment include large, well-financed companies and banks and, in the software market, companies larger than us with earlier entry into the market. As a result, we may lack the financial resources and access needed to capture increased market share.

EFT Processing Services Segment—Our principal EFT Processing Services Segment competitors include ATM networks owned by banks and national switches consisting of consortiums of local banks that provide outsourcing and transaction services only to banks and independent ATM deployers in that country. Large, well-financed companies that operate ATMs, such as EDS, American Express, First Data Corporation or Concord EFS may also establish ATM networks or offer outsourcing services that compete with us in various markets. Competitive factors in our EFT Processing Services Segment include network availability and response time, price to both the bank and to its customers, ATM location and access to other networks. Our competitors may introduce or expand their ATM networks in the future, which would lead to a decline in the usage of our ATMs.

There are certain independent (non bank-owned) companies providing electronic recharge on ATMs in individual markets in which we provide this service. We are not aware of any individual independent companies providing electronic recharge on ATMs across multiple markets in which we provide this service. In this area, we believe competition will come principally from the banks providing such services on their own ATMs through relationships with mobile operators or from card transaction switching networks that add recharge transaction capabilities to their offerings (as is the case in the U.K. through the LINK network). However, there are relatively few barriers to entry in this business and larger companies that have more financial resources than we do could successfully compete with us based on a number of factors, including price.

Software Solutions Segment—We believe we are the leading supplier of electronic financial transaction processing software for the IBM iSeries (formerly AS/400) platform. Other suppliers service the software requirements of large mainframe systems and UNIX based platforms.

Competitors of the Software Solutions Segment compete across all EFT software components in the following areas: (1) ATM, network and point-of-sale software systems, (2) Internet banking software systems, (3) credit card software systems and (4) wireless banking software systems. One competitor is Applied Communications Inc. based in Omaha, Nebraska, which enjoys a large market share due to its early entry into the financial systems software market and a client base of larger banks and financial institutions. Other competitors include Mosaic Software and Oasis Software International.

Competitive factors in the Software Solutions business include price, technology development and the ability of software systems to interact with other leading products.

Prepaid Processing Services Segment—Several companies offer electronic recharge services for mobile phone airtime on POS terminals in the markets where we do business. These companies include Alphyra, Paypoint, Omega Logic, Barclays Merchant Services and Anpost in the U.K.; On-Q and Ezipin in Australia; Milo, Kolporter and GTech in Poland; and TeleCash Kommunikations-Service, GZS, ADT Jalex, ANTHROS and EVS in Germany.

We believe, however, that we currently have a competitive advantage due to various factors. First, in the U.K. and Australia, our newly acquired subsidiary has been in existence for longer than most of our competitors and has significant market share in those markets. We have approximately 35% of the POS recharge market in the U.K. and 65% in Australia. In addition, we offer complementary ATM and mobile recharge solutions through our processing center. We believe this will improve our ability to solicit the use of networks of devices owned by third parties (for example, banks and switching networks) to deliver recharge services. In selected developing markets we hope to establish a first to market advantage by rolling out terminals rapidly before competition is established. We also have an extremely flexible technical platform that enables us to tailor point of sale solutions to individual merchant requirements where appropriate.

The principal competitive factors in this area include price (that is, the level of commission charged for each recharge transaction) and up time offered on the system. Major retailers with high volumes are in a position to demand a larger share of the commission, which increases the amount of competition among service providers.

As the volume of transactions increases, we believe the principal factor in competition will be quality and price, as competitors may offer lower commissions to secure business.

In addition to the above competitive factors, it is possible that mobile operators themselves may take over the distribution of their own prepaid mobile phone time. They would be able to terminate our contracts with them, which could have a material adverse impact on our business.

We conduct a significant portion of our business in Central and Eastern European countries, and we have subsidiaries in the Middle East and Asia, where the risk of continued political, economic and regulatory change that could impact our operating results is greater than in the U.S. or Western Europe.

Certain tax jurisdictions that we operate in have complex rules regarding the valuation of inter-company services, payments between company-countries and the related effects on income tax, value added tax (VAT), transfer tax and share registration tax. From time to time, we may be reviewed by tax authorities and required to make additional tax payments should the review result in different interpretations, allocations or valuations of our services. We obtain legal, tax and regulatory advice as necessary to ensure compliance with tax and regulatory matters.

We have subsidiaries in Hungary, Poland, the Czech Republic, Romania, Croatia, India, and Indonesia and have operations in other countries in Central Europe, the Middle East and Asia. We sell software in many other markets in the developing world. These countries have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these countries remains greater than in the U.S. or Western Europe. In particular, changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could materially adversely affect our business, growth, financial condition or results of operations.

For example, currently there are no limitations on the repatriation of profits from all of the countries in which we have subsidiaries, but foreign exchange control restrictions, taxes or limitations may be imposed or increased in the future with regard to repatriation of earnings and investments from these countries. If exchange control restrictions, taxes or limitations are imposed, our ability to receive dividends or other payments from affected subsidiaries could be reduced, which may have a material adverse effect on us.

In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in Hungary, Poland, the Czech Republic, Romania, Croatia and other countries in Central Europe have been, and continue to be, substantially revised during the completion of their transition to market economies. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner, if at all.

Transmittal of data by electronic means and telecommunications is subject to specific regulation in most Central European countries. Although these regulations have not had a material impact on our business to date, changes in these regulations, including taxation or limitations on transfers of data across national borders, could have a material adverse effect on our business, growth, financial condition or results of operations.

Because we derive our revenue from a multitude of countries with different currencies, our business is affected by local inflation and foreign exchange rates and policies.

We attempt to match any assets denominated in a currency with liabilities denominated in the same currency. Nonetheless, substantially all of our indebtedness is denominated in Euro and British Pound Sterling. Additionally, a significant amount of our expenditures, including the acquisition of ATMs, executive salaries and certain long-term telecommunication contracts, are made in U.S. Dollars. The U.S. Dollar has recently declined significantly against these currencies. As exchange rates among the U.S. Dollar, the Euro and other currencies fluctuate, the translation effect of these fluctuations may have a material adverse effect on our results of operations or financial condition as reported in U.S. Dollars. Moreover, exchange rate policies have not always allowed for the free conversion of currencies at the market rate.

In recent years, Hungary, Poland and the Czech Republic have experienced high levels of inflation. Consequently, these countries’ currencies have continued to decline in value against the major currencies of the OECD over this time period. Due to the significant reduction in the inflation rate of these countries in recent years, none of these countries are considered to have a hyper-inflationary economy. Nonetheless, rates of inflation in these countries may continue to fluctuate from time to time. The majority of our subsidiaries’ revenues are denominated in the local currency.

The terms of our certificate of incorporation and bylaws, and of Delaware law generally, may discourage the acquisition of our company and may impede a change in control of our company.

Among other things, the provisions of our certificate of incorporation and bylaws have the following effects:

•	they classify our board of directors into three classes serving staggered three-year terms,

•	they permit our board of directors, without further stockholder approval, to issue preferred stock,

•	they prohibit us from engaging in some types of business combinations with interested stockholders, and

•	they do not permit our stockholders to call special stockholder meetings.

These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the market value of our common stock at the time of the offer. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock and impede a change in control of our company. In addition, our board of directors recently adopted a stockholder rights plan which may impede a change in control of our company.

Our directors and officers, together with the entities with which they are associated, owned about 21% of our common stock as of November 30, 2003, giving them significant control over decisions related to our company.

This control includes the ability to influence the election of other directors of our company and to cast a large block of votes with respect to virtually all matters submitted to a vote of our stockholders. This concentration of control may have the effect of delaying or preventing transactions or a potential change of control of our company.

The sale of a substantial amount of our common stock in the public market could materially decrease the market price of our common stock, and about 36% of our outstanding common stock, while not currently traded publicly, could be publicly traded in blocks in the future.

If a substantial amount of our common stock were sold in the public market, or even targeted for sale, this could have a material adverse effect on the market price of our common stock and our ability to sell common stock in the future. As of November 30, 2003, we had approximately 27.7 million shares of common stock outstanding of which more than 10.4 million shares (including the shares we issued in the Transact acquisition and the Fletcher financing), or about 36%, are not currently traded on the public market. About 6.6 million of these shares are held by persons who may be deemed to be our affiliates and who would be subject to Rule 144 of the general rules and regulations of the SEC. Rule 144 limits the number of shares that affiliates can publicly sell during each 90-day period. However, over the course of time, these shares have the potential to be publicly traded, perhaps in large blocks. Moreover, some of these shareholders can require us to register transactions to sell their shares, which would permit them to sell shares without regard to the Rule 144 limitations. In this connection, we agreed as part of the Transact acquisition and the Fletcher financing to register through this prospectus 5,391,419 shares of our common stock (subject to adjustment) for resale. In addition, on December 10, 2003, we provided a redemption notice to the holders of convertible notes we issued in connection with our acquisition of e-pay. These convertible notes will be redeemed for 717,678 shares of our common stock, which may be publicly resold commencing February 19, 2004 pursuant to a registration statement we filed with the SEC.

An additional 10.7 million shares of common stock could be added to the total outstanding common stock through the exercise of options and warrants or the issuance of additional shares of our common stock to the selling stockholders. This could dilute the ownership percentage of current stockholders. Also, once they are outstanding, these shares of common stock could be traded in the future and result in a material decrease in the market price of our common stock.

As of November 30, 2003, we had an aggregate of 5.8 million options outstanding held by our directors, officers and employees, which entitles these holders to acquire an equal number of shares of our common stock on exercise. Of this amount, 2.9 million options are currently vested, which means they can be exercised at any time. We have 254,010 warrants outstanding in connection with our issuance of 12 3/8% Senior Discount Notes. On December 26, 2003, we will issue 717,678 shares of our common stock in redemption of the convertible notes we issued in connection with our acquisition of e-pay. Additionally, we may issue up to 3.9 million shares of our common stock to the selling stockholders under certain circumstances described below under “The Selling Stockholders”, as well as under certain circumstances with respect to contingent “earnout” payments in connection with our acquisition of the assets of Austin International Marketing and Investments, Inc. Therefore, approximately 10.7 million shares could potentially be added to the total current outstanding common stock through the exercise of options and warrants or the issuance of additional shares to the selling stockholders, and thereby dilute the ownership percentage of current owners.

Of the 5.8 million total options outstanding, an aggregate of 2.2 million options are held by persons who may be deemed to be our affiliates and who would be subject to Rule 144. Thus, upon exercise of their options, these affiliates’ shares would be subject to the trading restrictions imposed by Rule 144. For the remainder of the options, the warrants and the shares issuable to the selling stockholders described above, the common stock issued on their exercise or conversion would be freely tradeable in the public market. Over the course of time, all of the issued shares have the potential to be publicly traded, perhaps in large blocks.

Use of Proceeds

We will receive no proceeds from the sale of the shares by the selling stockholders, but we will receive the exercise price if Fletcher exercises its additional investment rights to obtain additional shares of our common stock, unless its exercise is effected on a net exercise basis. We will pay certain expenses related to the registration of the shares of common stock.

The Selling Stockholders

We agreed to file this registration statement with the SEC for the benefit of the selling stockholders. The shares are being registered to permit public secondary trading of the shares. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares for resale from time to time.

Former Shareholders of Transact Elektronische Zahlungssysteme GmbH. As described above in “Recent Developments,” we purchased all of the outstanding shares of Transact on November 25, 2003. We paid a portion of the Transact purchase price by issuing 643,048 shares of our common stock to the former Transact shareholders, which we refer to in this prospectus as the “Transact Selling Stockholders.”

Under the Transact purchase agreement and certain certificates that we issued at closing to the Transact Selling Stockholders, an “earn out” payment also is to be paid to the Transact Selling Stockholders on January 14, 2005. The earn out payment will be calculated based on Transact’s earnings before interest, taxes, depreciation and amortization (calculated as described in the purchase agreement and the certificates), which we refer to in this prospectus as “EBITDA,” for the third quarter of 2004, together with certain other performance criteria described in the purchase agreement and the certificates.

Based upon current projections of the future performance of Transact, as to which we can provide no assurance, we estimate that the second installment of the purchase price will be between $20.0 million and $30.0 million. Subject to certain EBITDA multiples, fifty percent of the second installment of the purchase price is payable in cash, and the other fifty percent is payable, at our option, either in cash or in additional shares of our common stock valued for these purposes at $10.00 per share. The second installment of the purchase price is subject to reduction or deferred payment based upon a number of factors, including the extent of the total proportion of Transact’s business in certain defined customer agreements. Our ability to issue more than approximately 705,500 shares of our common stock in order to pay the second installment of the Transact purchase price is subject to stockholder approval.

We agreed to file this registration statement with the SEC for the benefit of the Transact Selling Stockholders and to use our commercially reasonable efforts to file required amendments and supplements to keep it current and effective until the earlier of (1) the date that each Transact Selling Stockholder may sell his shares without restriction by the volume limitations of Rule 144(e) under the Securities Act of 1933 or (2) the date that all of the shares issued to the Transact Selling Stockholders have been sold pursuant to the registration statement of which this prospectus is a part.

Fletcher International, Ltd. As described above in “Recent Developments,” to finance the Transact acquisition, we privately placed 1,131,363 shares of our common stock with Fletcher and received proceeds of $20.0 million. The per share purchase price of approximately $17.68 was based on the volume-weighted average price for our shares of common stock on November 19, 2003, plus $2.00 per share. In addition, we granted Fletcher certain “additional investment rights” entitling Fletcher to purchase up to an additional $16.0 million in value of our common stock. The shares of our common stock subject to the additional investment rights, should Fletcher exercise these rights, will be purchased at a per share price equal to either (1) the prevailing price at the time of exercise of the additional investment rights (based on a volume-weighted average formula) or (2) if the prevailing price is less than $17.68, the prevailing price minus $2.00 per share. The additional investment rights may be exercised on one or more occasions commencing March 19, 2004, and for the 15-month period thereafter, which period may be extended under certain circumstances.

We agreed to file this registration statement with the SEC for the benefit of Fletcher and to use our best efforts to keep it effective until the earlier of (1) the later of (A) the second anniversary of the final issuance of shares of our common stock under our agreement with Fletcher or pursuant to the additional investment rights or (B) the date that all of our shares of common stock issued or issuable to Fletcher can be sold by Fletcher or any of its affiliates within a three-month period pursuant to Rule 144 of the Securities Act of 1933 or (2) the date that all of the shares of our common stock issued or issuable to Fletcher have been sold by Fletcher and its affiliates.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of December 19, 2003. These numbers do not reflect the impact of any adjustments or limitations described in the foregoing paragraphs. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering.

Name of Selling Stockholders	Number of Shares Owned Prior to this Offering		Number of Shares of Common Stock Offered Under this Prospectus		Number of Shares of Common Stock Owned Upon Completion of the Offering
Bernd Wolfgang Artinger	674,265	(1)	674,265	(1)	- 0 -
Jürgen Platt	674,265	(2)	674,265	(2)	- 0 -
Fletcher International, Ltd.	4,042,889	(3)(4)	4,042,889	(3)(4)	- 0 -

(1)	Includes 352,741 shares of our common stock that may be issued to Mr. Artinger as part of the second installment of the Transact purchase price payable by us on January 14, 2005.
(2)	Includes 352,741 shares of our common stock that may be issued to Mr. Platt as part of the second installment of the Transact purchase price payable by us on January 14, 2005.
(3)	Includes 2,911,526 shares of our common stock that may be issued to Fletcher from time to time (A) during the 15-month period beginning March 19, 2004 upon the exercise of additional investment rights we granted to Fletcher in connection with the private placement of 1,131,363 shares of our common stock with Fletcher, as this period may be extended pursuant to the terms of the additional investment rights and our agreement with Fletcher, and (B) pursuant to our agreement with Fletcher, upon the occurrence of restatements, certain equity issuances and other events specified in the agreement.
(4)	Includes shares held in one or more accounts managed by Fletcher Asset Management, Inc., which we refer to in this prospectus as “FAM,” for Fletcher. FAM is an investment adviser to Fletcher and is registered under Section 203 of the Investment Advisors Act of 1940, as amended. An investment advisory agreement between FAM and Fletcher gives FAM the authority to vote and dispose of the securities in these accounts. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, Fletcher and FAM may each beneficially own the securities registered under the registration statement of which this prospectus is a part. Additionally, by virtue of Alphonse Fletcher, Jr.’s position as chairman and chief executive officer of FAM, Mr. Fletcher may have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, these securities. For these reasons, Mr. Fletcher may also be a beneficial owner of these securities.

Fletcher did not have a material relationship with us during the three years prior to November 20, 2003. None of the Transact Selling Stockholders had a material relationship with us during the three years prior to our acquisition of Transact on November 25, 2003. Since November 25, 2003, Mr. Artinger and Mr. Platt have continued to serve as Co-Managing Directors of Transact. In addition, in the Transact purchase agreement, we agreed that, if it becomes possible under The Nasdaq National Market rules to appoint an additional management stockholder to our board of directors, the Transact Selling Stockholders may request that we nominate for appointment one of them and recommend his election in writing to our stockholders at our next annual meeting. Each Transact Selling Stockholder also has the right, for a period of three years following November 25, 2003, to attend all meetings of our board of directors in a non-voting observer capacity, subject to certain limitations.

Plan of Distribution

The shares being offered by the selling stockholders have been or will be issued pursuant to an exemption from the registration provisions of the Securities Act of 1933. Each of the selling stockholders represented to us that he or it was acquiring the shares for investment and with no present intention of distributing the shares. The shares may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees, or transferees of, or other successors-in-interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals and will act independently of us in making decisions with respect to the timing, manner and size of each sale.

We will not receive any proceeds from the sale of the common stock covered by this prospectus, but we will receive the exercise price if Fletcher exercises its additional investment rights to obtain additional shares of common stock, unless such exercise is effected on a net exercise basis.

The shares may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	otherwise negotiated prices.

The shares may be sold by one or more of, or a combination of, the following methods, in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged will attempt to sell the offered securities as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus,

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The Nasdaq National Market,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	privately negotiated transactions,

•	by pledge to secure debts or other obligations,

•	put or call transactions,

•	to cover hedging transactions (other than “short sales” (as defined in Rule 3b-3 under the Securities Exchange Act of 1934)) made pursuant to this prospectus, or

•	underwritten offerings.

If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. In making sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

In connection with the sale of shares, the selling stockholders may, subject to the terms of their agreements with us, (1) enter into transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume, (2) sell short or deliver shares to close out positions or (3) loan shares to brokers, dealers or others that may in turn sell such shares. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus. The selling stockholders may also loan or pledge their shares to a broker-dealer. The broker-dealer may sell the shares which are loaned or, upon a default, the broker-dealer may sell the pledged shares by use of this prospectus. Some or all of the shares offered in this prospectus may also be sold to or through an underwriter or underwriters. Any shares sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. These shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or disallowed to be paid to dealers may be changed at different times.

The selling stockholders may pay usual and customary or specifically negotiated underwriting discounts and concessions or brokerage fees or commissions in connection with their sales. The Transact Selling Stockholders have agreed not to use the registration statement of which this prospectus forms a part for purposes of an underwritten offering without our consent.

The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by the selling stockholders or any purchaser relating to the purchase or sale of shares under this prospectus shall be treated as an admission that any of them is an underwriter within the meaning of the Securities Act of 1933 relating to the sale of any shares.

To the extent required by the Securities Act of 1933, a prospectus supplement will be filed and disclose the specific number of shares of common stock to be sold, the name of the selling stockholder, the purchase price, the public offering price, the names of any agent, dealer or underwriter, and any applicable commissions paid or discounts or concessions allowed with respect to a particular offering and other facts material to the transaction.

We have agreed to bear certain expenses of registration of the common stock under federal and state securities laws and of any offering and sale hereunder but not certain other expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us.

We also have agreed to indemnify the selling stockholders from certain damages or liabilities arising out of or based upon any untrue or alleged untrue statement of a material fact contained in, or material omission or alleged omission from, the registration statement of which this prospectus is a part, except to the extent the untrue or alleged untrue statement or omission or alleged omission was made in reliance upon written information furnished for inclusion herein by such selling stockholder.

This offering will terminate, with respect to the shares registered for the benefit of the Transact Selling Stockholders, on the earlier of:

•	the date on which the Transact Selling Stockholders may sell their shares without restriction by the volume limitations of Rule 144(e) under the Securities Act of 1933, or

•	the date that all of our shares of common stock issued to the Transact Selling Stockholders have been sold pursuant to the registration statement of which this prospectus is a part.

This offering will terminate, with respect to the shares registered for the benefit of Fletcher, on the earlier of:

•	the later of

•	the second anniversary of the final issuance of shares of our common stock under our agreement with Fletcher or its additional investment rights,

•	the date that all of the shares of our common stock issued or issuable to Fletcher can be sold by Fletcher or its affiliates within a three-month period pursuant to Rule 144 of the Securities Act of 1933, or

•	the date that all of the shares of our common stock issued or issuable to Fletcher have been sold by Fletcher and its affiliates.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

The shares may be sold through registered or licensed brokers or dealers if required under applicable state securities laws. Additionally, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We cannot assure you that the selling stockholders will sell any or all of the common stock offered hereunder.

Legal Matters

The validity of the common stock offered by this prospectus is being passed upon by Hunton & Williams LLP.

Experts

The consolidated financial statements of Euronet Worldwide, Inc. and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 have been incorporated herein and in the registration statement in reliance upon the report of KPMG Polska Sp. z o.o., independent public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The financial statements incorporated in this registration statement by reference to the audited historical financial statement included as Exhibit 99.1 of our Current Report on Form 8-K/A dated May 2, 2003 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP given on their authority as experts in accounting and auditing.

How to Obtain More Information

We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You also may read our filings at the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 (File No. 333-                ) under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

Incorporation of Information Filed With the SEC

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we may disclose important information to you by referring you to other documents. The information we incorporate by reference is considered a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to completion of this offering.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002.

•	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003.

•	Our Current Reports on Form 8-K filed February 3, 2003, March 6, 2003, March 12, 2003, March 24, 2003, May 7, 2003, November 17, 2003, November 25, 2003 and December 4, 2003,

and our Current Report on Form 8-K/A filed May 2, 2003, except with regard to the disclosure in these reports pursuant to Item 9, Regulation FD Disclosure, or Item 12, Results of Operations and Financial Condition, which shall not be considered “filed” under the Exchange Act or incorporated by reference into this prospectus or any other filing under the Securities Act.

•	The description of our common stock contained in our registration statement on Form 8-A, dated February 21, 1997, including any amendment filed for the purpose of updating that description.

•	The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, dated March 24, 2003, including any amendment filed for the purpose of updating that description.

•	Our definitive Proxy Statement filed April 23, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning:

Euronet Worldwide, Inc.

4601 College Boulevard

Suite 300

Leawood, Kansas 66211

(913) 327-4200

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information, and you should not rely on any such information. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. You should not assume that the information in this prospectus, and the documents incorporated by reference herein, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

5,391,419 Shares

Euronet Worldwide, Inc.

Common Stock

PROSPECTUS

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The estimated expenses to be borne by the Registrant in connection with the offering are as follows:

Amount To Be Paid
Securities and Exchange Commission registration fee	$7,441
Accounting fees and expenses	12,000
Legal fees and expenses	15,000
Miscellaneous expenses (including printing expenses)	10,000

Total	$44,441

Item 15.	Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 8 of the Registrant’s amended certificate of incorporation and Article VII of the Registrant’s bylaws provide for indemnification of the Registrant’s directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.

Item 16.	Exhibits

2.1	Share Purchase and Transfer Agreement, dated November 19/20, 2003, among Euronet Worldwide, Inc., Delta Euronet GmbH, Eft Services Holding B.V. and the shareholders of transact Elektronische Zahlungssysteme GmbH (filed as Exhibit 2.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.1	Certificate of Incorporation of Euronet Worldwide, Inc., as amended (filed as Exhibit 3.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2001, and incorporated by reference herein)

4.2	Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3.2 to the Company’s registration statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121), and incorporated by reference herein)

4.3	Amendment No. 1 to Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3(ii) to the Company’s quarterly report on Form 10-Q for the fiscal period ended March 31, 1997, and incorporated by reference herein)

4.4	Amendment No. 2 to Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3.1 to the Company’s current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein)

4.5	Form of Certificate issued to the shareholders of transact Elektronische Zahlungssysteme GmbH, dated November 19/20, 2003 (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.6	Certificate of Additional Investment Rights issued to Fletcher International, Ltd. on November 21, 2003 (filed as Exhibit 4.2 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.7	Agreement, dated November 20, 2003, between Euronet Worldwide, Inc. and Fletcher International, Ltd. (filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.8	Rights Agreement, dated as of March 21, 2003, between Euronet Worldwide, Inc. and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein)

4.9	First Amendment to Rights Agreement, dated as of November 28, 2003, between Euronet Worldwide, Inc. and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on December 4, 2003, and incorporated by reference herein)

5	Opinion of Hunton & Williams LLP

23.1	Consent of KPMG Polska Sp. z o.o.

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5)

24	Power of Attorney (included on signature page)

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Delaware General Corporation Law, the certificate of incorporation or bylaws of the registrant or resolutions of the registrant’s board of directors adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leawood, State of Kansas, on this 18th day of December, 2003.

EURONET WORLDWIDE, INC.

By:	/s/ MICHAEL J. BROWN

Name: Michael J. Brown Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated. Each of the undersigned officers and directors of the registrant hereby constitutes and appoints Michael J. Brown and Daniel R. Henry, jointly and severally, his true and lawful attorney-in-fact with full power to sign for him and in his name in the capacity indicated below and to file any and all amendments to the registration statement filed herewith, making such changes in the registration statement as the registrant deems appropriate, and generally to do all such things in his name and behalf in his capacity as an officer and director to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signature	Title	Date

/s/ MICHAEL J. BROWN Michael J. Brown	Chairman of the Board of Directors, Chief Executive Officer and Director (principal executive officer)	December 18, 2003

/s/ DANIEL R. HENRY Daniel R. Henry	Chief Operating Officer, President and Director	December 18, 2003

/s/ ERIBERTO R. SCOCIMARA Eriberto R. Scocimara	Director	December 18, 2003

/s/ THOMAS A. MCDONNELL Thomas A. McDonnell	Director	December 18, 2003

/s/ M. JEANNINE STRANDJORD M. Jeannine Strandjord	Director	December 18, 2003

/s/ ANDZREJ OLECHOWSKI Andzrej Olechowski	Director	December 18, 2003

/s/ PAUL ALTHASEN Paul Althasen	Director	December 18, 2003

/s/ ANDREW B. SCHMITT Andrew B. Schmitt	Director	December 18, 2003

/s/ RICK L. WELLER Rick L. Weller	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	December 18, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1	Share Purchase and Transfer Agreement, dated November 19/20, 2003, among Euronet Worldwide, Inc., Delta Euronet GmbH, Eft Services Holding B.V. and the shareholders of transact Elektronische Zahlungssysteme GmbH (filed as Exhibit 2.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.1	Certificate of Incorporation of Euronet Worldwide, Inc., as amended (filed as Exhibit 3.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2001, and incorporated by reference herein)

4.2	Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3.2 to the Company’s registration statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121), and incorporated by reference herein)

4.3	Amendment No. 1 to Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3(ii) to the Company’s quarterly report on Form 10-Q for the fiscal period ended March 31, 1997, and incorporated by reference herein)

4.4	Amendment No. 2 to Bylaws of Euronet Worldwide, Inc. (filed as Exhibit 3.1 to the Company’s current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein)

4.5	Form of Certificate issued to the shareholders of transact Elektronische Zahlungssysteme GmbH, dated November 19/20, 2003 (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.6	Certificate of Additional Investment Rights issued to Fletcher International, Ltd. on November 21, 2003 (filed as Exhibit 4.2 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.7	Agreement, dated November 20, 2003, between Euronet Worldwide, Inc. and Fletcher International, Ltd. (filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein)

4.8	Rights Agreement, dated as of March 21, 2003, between Euronet Worldwide, Inc. and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein)

4.9	First Amendment to Rights Agreement, dated as of November 28, 2003, between Euronet Worldwide, Inc. and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed on December 4, 2003, and incorporated by reference herein)

5	Opinion of Hunton & Williams LLP

23.1	Consent of KPMG Polska Sp. z o.o.

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Hunton & Williams LLP (included in Exhibit 5)

24	Power of Attorney (included on signature page)